

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2017

Luke Wallace
Chief Executive Officer
SpendSmart Networks, Inc.
805 Aerovista, Suite 205
San Luis Obispo, CA 93401

> **Re:** **SpendSmart Networks, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2017**
> **File No. 000-27145**

Dear Mr. Wallace:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 5551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products